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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

 Mandalay Media, Inc. (f/k/a Mediavest, Inc.)

 (Name of Issuer)

 Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

 562565101

 (CUSIP Number)

 David E. Smith  c/o Coast Asset Management, LLC  2450 Colorado Ave., Suite 100 E. Tower  Santa Monica, CA  90404  310-576-3502

 (Name, Address and Telephone Number of Person Authorized to Receive  Notices and Communications)

 January 19, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

 Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.
562565101

 1.
NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David E. Smith

 2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
[_]

(b)
[_]

 3.
SEC USE ONLY

 4.
SOURCE OF FUNDS*

PF

 5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[_]

 6.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.
SOLE VOTING POWER

4,749,698

 8.
SHARED VOTING POWER

0

 9.
SOLE DISPOSITIVE POWER

4,749,698

 10.
SHARED DISPOSITIVE POWER
[_]

0

 11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

4,749,698

 12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

 13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

 14.
TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

 CUSIP No.
562565101

 Item 1.
Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.0001, (the "Common Stock") of Mandalay Media, Inc. ("the Company"). The principal executive offices of the Company are located at 2550 Avenue of the Stars, Suite 1650, Los Angeles, CA 90067.

 Item 2.
Identity and Background.

(a-f)
NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 16, 2006.

 Item 3.
Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON NOVEMBER 16, 2006.

 Item 4.
Purpose of Transaction.

On January 19, 2010, David E. Smith received 2,517,698 shares of Common Stock as a result of a pro rata, in-kind distribution effected by a private investment fund Mr. Smith maintained an investment in.

 Item 5.
Interest in Securities of the Issuer.

(a)
As of the date hereof, David E. Smith may be deemed to beneficially own an aggregate of 4,749,698 shares of Common Stock, representing approximately 12.2% of the outstanding shares of Common Stock.

(b)
David E. Smith has voting power over the beneficially owned shares described in (a) above.

(c)

The trading dates, number of shares purchased and sold and price per share for all transactions and distributions in the Common Stock by David E. Smith in the past sixty days are set forth in Exhibit A.

(d)
Not applicable

(e)
Not applicable

 Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

 Item 7.
Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2010

(Date)

/s/ David E. Smith

(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Transactions in the Common Stock, $.0001 par value

TRANSACTIONS BY DAVID E. SMITH

 Date of  Transaction  1/19/10
Number of Shares Purchase/(Sold) 2,517,698
Price per Share (1)

(1) Please see Item 4 of this Schedule 13D/A.